Exhibit 4.15

Equity Transfer Agreement of

Techfaith Wireless Communication Technology (Hangzhou) Limited

Contract No.: 20160921

Transferor (Party A): Charm Faith Limited

Transferee (Party B): China Energy Engineering Group Co., Ltd

Transferee (Party C): Profit Mirror Holdings Limited

Party D: Techfaith Intelligent Handset Technology (HK) Limited

Techfaith Wireless Communication Technology (Hangzhou) Limited (hereinafter as “Techfaith Hangzhou”) is a wholly owned foreign enterprise, invested by Party A. Techfaith Hangzhou, registered with the Administration for Industrial and Commerce of Hangzhou, with a total investment amount of US$ 69 million and with a registered capital of US$ 57 million. Party A holds 100% equity ownership of Techfaith Hangzhou. Upon friendly negotiation between the Transferor and the Transferees, and on the basis of equality, mutual benefits and consensus, it is hereby agreed as follows:

1.	Basic Information of Transferor and Transferees

Transferor:

1.1 Charm Faith Limited, whose registered office is located at P.O. Box957, offshore incorporations Centre Road Town, Tortola, BVI, whose legal representative and Chairman is Mr. Defu Dong, Nationality: China

Transferees:

1.2 China Energy Engineering Group Co., Ltd

1.3 Profit Mirror Holdings Limited

2.	Percentage and Price of Transferred Equity

2.1 Party A will transfer 80.8% equity of Techfaith Hangzhou to Party B at a price of RMB 210 million, and the payment currency shall be Chinese Yuan.

2.2 Party A will transfer 19.2% equity of Techfaith Hangzhou to Party C at a price of RMB 50 million, and the payment currency shall be US Dollar (and the exchange rate shall be calculated per the selling rate of US cash of Bank of China on the payment date).

3.	Closing Term and Method of Equity Transfer

3.1 Party B shall engage its designated intermediary to conduct audit and appraisal of the assets of Techfaith Hangzhou, and this Agreement shall be signed if Party B has no objection to the results of the audit and appraisal.

3.2 Upon signing of this Agreement, Party C shall pay RMB 50 million, in equivalent USD per Clause 2.2 hereof, as the 19.2% equity purchase price to the following account which is designated by Party A:

Bank Name: The Hong Kong and Shanghai Banking Corporation Ltd.

Bank Address: HSBC Main Building, 1 Queen’s Road Central, Hong Kong

Swift Code: HSBCHKHHHKH

A/C No. (USD):808-052112-838

Company Name: Techfaith Intelligent Handset Technology (HK) Limited

3.3 Party B shall pay RMB 50 million, as the second installment of equity transfer price, to Party A within 14 working days after the Equity Transfer Agreement is approved by relevant authorities, the completion of AIC equity change registration and the consensus reached by both Parties on financial verification procedure.

3.4 Party B shall pay RMB 90 million to the loan account designed by Techfaith Hangzhou, as the third installment of equity transfer price, within 2 months as of the approval by relevant authorities of the Equity Transfer Agreement, the completion of AIC equity change registration and the consensus reached by both Parties on financial verification procedure.

3.5 Party A shall cooperate with Party B in finishing the completion acceptance procedures of all projects of Techfaith Hangzhou, and Party B shall pay RMB 40 million as the fourth installment of equity transfer price to Party A upon the passing of completion acceptance of all projects of Techfaith Hangzhou and the successful obtaining of relevant property certificates.

3.6 Where Techfaith Hangzhou has not incurred any liabilities or other disputes caused by the pre-transfer acts of Party A, Party B shall pay RMB 30 million as the fifth installment of equity transfer price to Party A after half a year from the successful obtaining of relevant property certificates as stated in Clause 3.3.

4.	Warranties

4.1 Party B hereby represents and warrants that:

4.1.1 it is a company duly incorporated and validly existing under the applicable PRC laws, has the capability and rights to execute, deliver and perform this Agreement and is able to independently assume its legal liability;

4.1.2 any of its actions taken in the execution, delivery and performance hereof will not violate any laws, its constitutional documents or any agreement or contract or other documents with similar nature that it is a party;

4.1.3 it has already taken all necessary actions, and has obtained all complete and sufficient authority and approvals from any competent authority (including without limitation its board and shareholders’ meeting) that should be obtained on or prior to the date hereof in accordance with its constitutional documents and applicable laws; and

4.1.4 it has taken all necessary corporate actions (including shareholders’ action) and has obtained all consents and approvals under all applicable laws that should be obtained on or prior to the date hereof, which authorize it to conduct the equity transfer hereunder.

4.2 Party A hereby represents and warrants to all other parties that:

4.2.1 it, as the corporate shareholder of Techfaith Hangzhou, has 100% equity of Techfaith Hangzhou, has the capability and rights to execute, deliver and perform this Agreement and is able to independently assume its legal liability;

4.2.2 any of its actions taken in the execution, delivery and performance hereof will not violate any laws, its constitutional documents or any agreement or contract or other documents with similar nature that it is a party;

4.2.3 it has already taken all necessary actions, and has obtained all complete and sufficient authority and approvals from any competent authority (including without limitation its board and shareholders’ meeting) that should be obtained on or prior to the date hereof in accordance with its constitutional documents and applicable laws; and

4.2.4 it has taken all necessary corporate actions (including shareholders’ action) and has obtained all consents and approvals under all applicable laws that should be obtained on or prior to the date hereof, which authorize it to conduct the equity transfer hereunder.

4.2.5 it has full and valid disposal rights of the equity of Techfaith Hangzhou free from any pledge or other encumbrance and from any third party claim; otherwise, Party A shall be liable for all legal liabilities arising therefrom;

4.2.6 it has completed the all contribution obligation to Techfaith Hangzhou, among which the ownership of the non-patented technology contributed as non-currency asset by Party A has been transferred to Techfaith Hangzhou Party A warrants all losses caused by disputes concerning the ownership and infringement of such non-patented technology shall be borne by Party A.

4.2.7 All operation and project construction and the like of Techfaith Hangzhou before this equity transfer have not violated applicable laws and Techfaith Hangzhou has not engaged or participated in any acts in violation of Chinese laws and regulations which may be expected to cause Party B to be canceled its business license, fined or imposed of any administrative penalties or legal sanctions affecting Party B’s operation now or hereafter, and warrants that as of the date hereof, Techfaith Hangzhou has no pending or threatened litigation and/or arbitration cases.

4.2.8 All due diligence documents for lawyers, financial audit documents, etc. it has disclosed and provided to Party B prior to execution of this Agreement are genuine and valid.

4.2.9 it will assume joint liability for all debts and other disputes of Techfaith Hangzhou caused by acts prior to this equity transfer, and acknowledges that Party B has the right to deduct from the unpaid equity transfer price in case of any losses to Techfaith Hangzhou caused by the above reasons after equity transfer. Where such price is insufficient to make up Party B’s losses, Party A shall assume all losses in full.

4.2.10 it shall sort out its own external investments and the credits and debts other than bank loans before completion of change registration for equity transfer.

5.	Assumption of Credits and Debts

5.1. Four Parties agree that, since Techfaith Hangzhou has its own complicated situations, Party A shall be responsible for the repayment of all debts incurred by Techfaith Hangzhou prior to the completion of AIC change registration for equity transfer (including debts arising out of the acts before the change registration for equity transfer but actually incurred after the completion of equity transfer, inclusive of late fee, fines, land transfer fees, taxes and expenses imposed by governments, etc.), with nothing to do with Party B and Techfaith Hangzhou. If Party A fails to timely repay the above which causes creditors (including local governments) to claim against Techfaith Hangzhou, Techfaith Wireless Communication Technology (Beijing) Limited shall assume joint liability for the repayment of the above debts. The Guarantee shall be separately issued by the guarantor.

5.2 The undistributed profits of the Company as of June 30, 2016, including capital reserve, surplus reserve, reserve funds and all proceeds from equity transfer shall belong to Party B.

5.3 The equity transfer price agreed herein shall not include the external investment prior to the equity transfer by Techfaith Hangzhou, and Party A shall take back all investments made by Techfaith Hangzhou prior to the equity transfer, with all proceeds and all debts from such external investments owned and assumed solely by Party A.

5.4 Party A shall terminate or transfer the labor relationship of all employees before the completion of change registration for equity transfer. Techfaith Hangzhou will no longer employ any employee incumbent before the change registration for equity transfer, after the completion of the change registration for equity transfer. Where Techfaith Hangzhou needs to terminate the labor relationship with any employee due to the failure by Party A to terminate or transfer the labor relationship of all employees before the change registration for equity transfer, the relevant economic compensation and indemnity shall be assumed by Party A. And if Party A fails to make timely payment, Party B has the right to deduct the same from the unpaid equity transfer price.

6.	Assumption of Expenses

6.1 Each Party shall assume its own expenses incurred by the implementation of this Agreement.

7.	Appointment of Directors and Closing

7.1 The original directors appointed by Party A shall resign from Techfaith Hangzhou and the successors shall be appointed by Party B instead;

7.2 The Closing list and handover time of Techfaith Hangzhou shall be negotiated and confirmed in writing by both sides separately.

8.	Default Liability

A Party shall be deemed as a default of this Agreement if any representation or warranty made by it is false or wrong, or such representation or warranty made fails to be properly or timely performed. No performance by any Party of its undertaking or obligation hereunder shall constitute a default of this Agreement by such Party. The defaulting Party shall, in addition to performance of other obligations hereunder, compensate the other Party for its losses, damages, expenses (including without limitation reasonable attorney’s fees) and liabilities arising out of or suffered due to such default. Where Party A then fails to fully compensate or fully refund the equity transfer price, Techfaith Wireless Communication Technology (Beijing) Limited shall assume joint liability and be responsible for refunding such price. The Guarantee shall be separately issued by the guarantor.

9.	Applicable Laws and Dispute Resolution

9.1 This Agreement shall be governed by the laws of the People’s Republic of China.

9.2 Any disputes arising out of the performance hereof or relating to this Agreement shall be resolved by the Parties through friendly negotiaton, failing which it shall be submitted to Shanghai International Economic and Trade Arbitration Commission (hereinafter as “SHIAC”) for arbitration in Shanghai. The arbitration shall be conducted per the applicable arbitration rules of the SHIAC at the time of submitting arbitration request. The arbitration award shall be final and binding upon the Parties.

10.	Effectiveness and Others

10.1 This Agreement shall take effect as of the duly signing by four Parties. This Agreement shall be made in quadruplicate with each Party holding one copy with the same effect.

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Party A: Charm Faith Limited

For and on behalf of CHARM FAITH LIMITED

/s/ Deyou Dong

Party B: China Energy Engineering Group Co., Ltd

Seal by China Energy Engineering Group Co., Ltd

Party C: Profit Mirror Holdings Limited

For and on behalf of PROFIT MIRROR HOLDINGS LIMITED

/s/ Chen

Party D: Techfaith Intelligent Handset Technology (HK) Limited

For and on behalf of TECHFAITH INTELLIGENT HANDSET TECHNOLOGY (HK) LIMITED

/s/ Deyou Dong